Exhibit 99.7

Fiscal 2014

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of September 24, 2014, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) audited consolidated financial statements and accompanying notes for the years ended June 30, 2014 and 2013. The audited consolidated financial statements and accompanying notes for the years ended June 30, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

DHX is a public company incorporated under the Canadian Business Corporations Act whose common shares are traded on the Toronto Stock Exchange (“TSX”) admitted on May 19, 2006 (symbol DHX). Additional information relating to the Company can be found on its website at www.dhxmedia.com or on SEDAR at www.sedar.com.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its unaudited interim condensed consolidated financial statements for the first quarter of 2012 (three months ended September 30, 2011).

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A and “Risk Factors” section of the Company’s recently filed “Management Information Circular”.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular” and “Final Short Form Prospectus”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

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Business of the Company

DHX is a leading independent supplier, distributor, and licensor of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following business acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX Wildbrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013 (see Ragdoll Acquisition section of this MD&A for further details);
•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014 (see Epitome Acquisition section of this MD&A for further details);
•	Family Channel (“Family Channel”) on July 31, 2014 (see Family Channel Acquisition section of this MD&A for further details).

The Company produces, distributes, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 10,000 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Richard Scarry’s Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Teletubbies, In the Night Garden, and Degrassi. DHX’s European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 22nd season. DHX has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and the Netherlands.

Revenue Model

The Company earns revenues primarily from six categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution) of its proprietary and third party acquired titles, 3) producer and service fees, which includes production services for third parties, 4) merchandising and licensing (“M&L”) for owned brands and music and royalties (including, among others, Yo Gabba Gabba!, Caillou, Richard Scarry’s Busytown Mysteries, Johnny Test, Teletubbies, and In the Night Garden), 5) M&L represented through CPLG, and 6) other revenues which includes new media revenue and rental of studios and office facilities.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses and in M&L if it relates to royalties or revenues generated from non-television licenses. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (See note 3 of the audited consolidated financial statements for the years ended June 30, 2014 and 2013 for details on revenue recognition).

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Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as DVD, home entertainment, and digital platforms) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for service and corporate overhead fees earned for producing television shows and MOW’s.

M&L-Owned (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, and In the Night Garden) and revenues earned on music publishing rights, music retransmission rights, and other royalties.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business (acquired as part of the DHX Cookie Jar acquisition) based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, and revenue earned from rental of studios, equipment, and office facilities.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the years ended June 30, 2014, 2013, and 2012 has been prepared in accordance with IFRS, and is derived from the Company’s audited consolidated financial statements and accompanying notes for the years ended June 30, 2014 and 2013, and can be found at www.sedar.com or DHX’s website at www.dhxmedia.com.

Each reader should read the following information in conjunction with those statements and the related notes.

	Fiscal	Fiscal	Fiscal
	2014	2013	2012
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income (Loss) Data:[1]
Revenues	116,131	97,263	72,647
Direct production costs and expense of film and television produced[2]	(44,380)	(45,117)	(47,928)
Expense of book value of acquired libraries	(2,317)	(3,415)	—
Gross margin[3]	69,434	48,731	24,719
Selling, general, and administrative[4]	(34,283)	(31,886)	(16,077)
Write-down of certain investment in film and television programs	(984)	(608)	(515)
Share of loss of associates	—	(172)	(146)
Amortization, finance and other expenses, net[5]	(22,231)	(12,761)	(4,001)
Provision for income taxes	(4,125)	(1,444)	(933)
Net income	7,811	1,860	3,047

Cumulative translation adjustment	1,597	(2,926)	602
Realized loss on available for sale investments	—	29	80
Change in fair value of available-for-sale investments, net of tax	—	(135)	7
Comprehensive income (loss)	9,408	(1,172)	3,736
Basic earnings per common share	0.07	0.02	0.05
Diluted earnings per common share	0.07	0.02	0.05
Weighted average common shares outstanding (expressed in thousands)
Basic	111,638	86,874	57,836
Diluted	115,074	89,717	58,160

Normalized net income[6]	11,318	8,650	3,047
Basic normalized earnings per common share[6]	0.10	0.10	0.05
Diluted normalized earnings per common share[6]	0.10	0.10	0.05

Consolidated Balance Sheet Data:
Cash and restricted cash	26,711	13,918	22,489
Investment in film and television programs	146,631	116,994	44,163
Total assets	424,230	325,435	134,961
Total liabilities	200,881	162,560	56,061
Shareholders' equity	223,349	162,875	78,900

1The financial information for the year ended June 30, 2014 in the table includes full results for all segments, except Ragdoll, which includes only 291 days of activity and Epitome, which includes only 89 days of activity. The financial information for the year ended June 30, 2013 in the table includes full results for all segments except DHX Cookie Jar, which includes only 251 days of activity, and Ragdoll and Epitome, which is excluded as it was prior to their acquisition. The financial information for the year ended June 30, 2012 in the table includes full results for all segments except DHX Cookie Jar, Ragdoll, and Epitome, which is excluded as it was prior to their acquisition.

2Direct production costs and expense of film and television produced for Fiscal 2014 excludes the expense of acquired libraries of $8,834 (Fiscal 2013-$2,898 and Fiscal 2012-$617).

3Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

4SG&A for the year ended June 30, 2014 includes severance, lease, and contract breakage costs of nil (2013- $5.63 million and 2012-nil).

5Other costs for the year ended June 30, 2014 include Ragdoll, Epitome, and Family Channel acquisition costs of $3,258 (June 30, 2013-Cookie Jar acquisition costs of $1,696, June 30, 2012-nil), lease and contract breakage costs of $290 (June 30, 2013-nil, June 30, 2012-nil), and non-recurring write offs of $1,462 (June 30, 2013-nil, June 30, 2012-nil).

6Normalized net income for the year ended June 30, 2014 is income of $7,811 (2013-$1,860) adjusted for charges related to the 2014 acquisitions of $3,507, net of tax effect of $1,503 (2013-Cookie Jar acquisition costs of $6,790, net of tax effect of $3,050, 2012-nil). Basic normalized earnings per common share is computed by dividing normalized net income for year ended June 30, 2014 of $11,318 (2013-$8,650, 2012-$3,047) by basic weighted average common shares outstanding of 111,638 (2013-86,874, 2012-57,836). Diluted normalized earnings per common share is computed by dividing normalized net income for year ended June 30, 2014 of $11,318 (2013-$8,650, 2012-$3,047) by diluted weighted average common shares outstanding of 115,074 (2013-89,717, 2012-58,160). Please see EBITDA and Adjusted EBITDA section of this MD&A for further details.

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Results for the year ended June 30, 2014 (“Fiscal 2014”) compared to the year ended June 30, 2013 (“Fiscal 2013”)

Revenues

Revenues for Fiscal 2014 were $116.13 million, up 19% from 97.26 million for Fiscal 2013. The increase in Fiscal 2014 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers), a significant increase in proprietary production revenue, and increases in M&L-represented, offset by a modest decrease in producer and service fee and new media revenues, and a decrease in M&L-owned related to the previously reported decision to rest and refresh the Yo Gabba Gabba! Live! tour.

Proprietary production revenues: Proprietary production revenues for Fiscal 2014 were $23.47 million, an increase of 35% compared to $17.43 million for Fiscal 2013. The 35% overall increase was 10% from acquisitive growth from DHX Cookie Jar, which contributed $6.99 million and organic growth of 25% or a contribution of $16.48 million (see delivery chart below for further details).

For Fiscal 2014, the Company added 171.0 half-hours to the library, up 51% from 113.0 half-hours for Fiscal 2013 and above the high end of its stated goal of 75-150 half-hours. The breakdown for Fiscal 2014 is 133.0 half-hours - $23.47 million of proprietary film and television program production revenue versus the 76.0 half-hours for Fiscal 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and 38.0 half-hours in intellectual property (“IP”) rights for third party produced titles (37.0 half-hours in Fiscal 2013). Fiscal 2014, both proprietary deliveries and revenue were in line with scheduled deliveries and Management’s expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Fiscal 2014, the Company added to the library 26.0 half-hours for Grandpa in my Pocket and 12.0 half-hours for SheZow. Fiscal 2013, the Company added 10.0 half-hours for Deadtime Stories, 13.0 half-hours for Rastamouse, and 14.0 half-hour for SheZow.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Fiscal 2014 and Fiscal 2013 was as follows:

		Fiscal 2014		Fiscal 2013
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Dr. Dimensionpants	I		20		—
Ella the Elephant	I		17		9
Hank Zipzer	I		13		—
Johnny Test	V		—		N/A	[1]
Johnny Test	VI		5		21
Monster Math Squad	I		—		N/A	[1]
Monster Math Squad	II		—		10
Mudpit	I		—		N/A	[1]
Packages from Planet X	I		16		10
You & Me - Hooray for Play	Pilot		1		—
You & Me	I		4		—
Subtotals		$16.39	76	$8.32	50

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		26		N/A	[1]
Subtotals		$0.41	26	$4.09	—

Third Party Produced Titles with IP Rights
Deadtime Stories			—		10
Grandpa in my Pocket			26		—
Rastamouse			—		13
SheZow			12		14
Subtotals			38		37

Total Children's and Family		$16.80	140	$12.41	87

Comedy:

Proprietary
Comedy Pilot (CBC)	Pilot		—		1
Satisfaction	I		10		3
This Hour Has 22 Minutes	XX		—		22
This Hour Has 22 Minutes	XXI		21		—
Total Comedy		$6.67	31	$5.02	26

Total Proprietary		$23.06	107	$13.34	76
Total Other Proprietary Titles with Canadian and Other Rights		$0.41	26	$4.09	—
Total Third Party Produced Titles with IP Rights		—	38	—	37
		$23.47	171	$17.43	113

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

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Distribution revenues: For Fiscal 2014, Management is pleased to report distribution revenues were up 66% to $40.89 million (including $2.49 million from Epitome) from $24.57 million for Fiscal 2013, primarily due to the continuing growth of new digital customers, platforms, and territories. This result for distribution revenues (excluding $2.49 million from Epitome) was near the high end of Management's expectations. For Fiscal 2014, the Company closed significant deals, among others previously announced, as follows: Discovery Communications LLC, NCircle Entertainment, Rogers Broadcasting, Hub Television Networks LLC, Netflix, BBC, UYoung Culture & Media Co. Limited, Vubiquity Management Ltd., and TVN Entertainment Corporation. Also included in these figures are advertising and subscription video on demand (“VOD”) revenues, from our evolving Google (YouTube.com) relationship. The net contribution from the Google (YouTube.com) relationship for Fiscal 2014 was $3.66 million (gross revenue-$6.65 million) (Fiscal 2013-$0.07 million (gross revenue-$0.13 million)).

M&L-owned (including music and other royalty revenues): For Fiscal 2014, M&L-owned decreased 19% to $17.30 million (Fiscal 2013-$21.38 million). For Fiscal 2014, Yo Gabba Gabba! Live! revenues were down 59% to $4.12 million (Fiscal 2013-$10.04 million) due to Management’s previously reported decision to rest the tour for spring 2014 (see “Yo Gabba Gabba! Live! Tour Schedule Update” section of the MD&A for further details). For Fiscal 2014, other Yo Gabba Gabba! M&L was $1.99 million, down 57% from $4.62 million for Fiscal 2013, generally due to timing of renewals of licensing deals and the transition of certain licenses. These results are consistent with the previously reported timing and transition delays.

The remaining M&L-owned was $11.19 million, up 67% (25% organic revenue growth and 42% acquisitive revenue growth from the addition of DHX Cookie Jar and Ragdoll) as compared to $6.72 million for Fiscal 2013. Organic growth was driven by increases in music and other royalties as the Company continues to have success in finding new ways to monetize its library.

M&L-represented revenues: For Fiscal 2014, M&L-represented revenue was $12.17 million up 59% overall (Fiscal 2013-$7.67 million for 251 days of activity) and specifically up 9% per day period over period. These results are at the high end of Management's previously disclosed expectations.

Producer and service fee revenues: For Fiscal 2014, the Company earned $18.37 million for producer and service fee revenues, a decrease of 12% versus the $20.85 million for Fiscal 2013. This decrease was a result of Management's decision to shift capacity slightly and increase proprietary production (as noted above), specifically in producing animation in the Company’s Vancouver studio, which has utilized more capacity for proprietary shows and less for service shows. This was slightly below Management's previously disclosed expectations.

New media and rental revenues: For Fiscal 2014, new media revenues decreased 24% to $3.93 million (Fiscal 2013-$5.20 million) based primarily on scheduled timing of certain UMIGO deliverables. For Fiscal 2014, rental revenues were nil, versus Fiscal 2013 of $0.18 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Toronto office and disposal of the Company’s Halifax building in Q3 2013.

Gross Margin

Gross margin for Fiscal 2014 was $69.43 million, an increase in absolute dollars of $20.70 million or 42% compared to $48.73 million for Fiscal 2013. DHX is pleased to report the overall gross margin for Fiscal 2014 at 60% of revenue was above the high-end of Management’s expectations, driven by strong margins on new digital distribution deals, proprietary production, and M&L-owned revenues. Gross margin for Fiscal 2014 was calculated as revenues of $116.13 million, less direct production costs and expense of investment in film of $44.38 million and $2.32 million expense of book value of acquired libraries, (Fiscal 2013-$97.26 million less $45.12 million and less $3.41 million, respectively).

For Fiscal 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $8.98 million or 38%, net producer and service fee revenue margin of $8.08 million or 44%, distribution revenue margin of $28.62 million or 70% ($19.79 million or 48% when the remaining $8.83 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $9.92 million or 57%, M&L-represented revenue margin was $12.17 million or 100%, and new media margin of $1.66 million or 42%.

Production margin at 38%, based on product delivery mix, was on the high-end of Management’s expectations. Producer and service fee margins can vary greatly and at 44% (as compared to 35% for Fiscal 2013) is in the mid-range of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 70% is at the high-end of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Fiscal 2014 were up 7% at $34.28 million compared to $31.89 million for Fiscal 2013. The increase in SG&A in Fiscal 2014 is mainly due to the full inclusion of $13.20 million for Fiscal 2014 (Fiscal 2013-$11.31 million for 251 days activity) for DHX Cookie Jar, $0.72 million for Ragdoll for 291 days of activity for Fiscal 2014 (Fiscal 2013-nil), and $0.23 million for Epitome from 89 days of activity for Fiscal 2014 (Fiscal 2013-nil). SG&A includes $1.59 million in non-cash share-based compensation (Fiscal 2013-$1.35 million). When adjusted, cash SG&A at $32.69 million was in line with Management’s Fiscal 2014 SG&A expectations.

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Amortization and Expense of Acquired Libraries, Below the Line

For Fiscal 2014, amortization and expense of acquired libraries was up 97% to $14.74 million (Fiscal 2013-$7.50 million). For Fiscal 2014, the expense of acquired libraries was up to $8.83 million due largely to the Cookie Jar and Ragdoll acquisitions (Fiscal 2013-$2.90 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $2.32 million (Fiscal 2013-$3.41 million) is shown as a reduction of gross margin noted above]. For Fiscal 2014, amortization of P&E was $2.09 million primarily due to the Cookie Jar and Ragdoll acquisitions and offset by the sale of the Company’s Halifax building (Fiscal 2013-$1.94 million). For Fiscal 2014, amortization of intangible assets was up 44% to $3.82 million primarily due to the Cookie Jar and Ragdoll acquisitions (Fiscal 2013-$2.65 million).

Development Expenses and Other Charges

During Fiscal 2014, there was $1.98 million for development expenses and other charges (Fiscal 2013-$3.05 million) and include $1.75 million of costs on non-recurring write downs of development contracts and other charges as a result of the integration subsequent to the recent acquisitions.

Write-down of Certain Investments in Film and Television Programs

During Fiscal 2014, there was $0.98 million recorded for write-down of certain investments in film and television programs (Fiscal 2013-$0.61 million).

Acquisition Costs

During Fiscal 2014, there was $3.26 million for acquisition costs related to the purchase of Ragdoll, Epitome and Family Channel (Fiscal 2013-nil). For Fiscal 2014, there were no amounts recorded for Cookie Jar acquisition costs (Fiscal 2013-$1.70 million).

Share of Loss of Associates

For Fiscal 2014, the Company recorded no amounts for its share of loss of associates for its investment in Tribal Nova as this investment was sold in Q4 2013 (Fiscal 2013-$0.17 million).

Realized Loss on Disposal of Short-term Investments

For Fiscal 2014, the Company recorded no amounts on disposal of short-term investments and property and equipment (Fiscal 2013-$1.42 million gain).

Finance Income (Expense)

For Fiscal 2014, the Company recorded net finance expense of $2.24 million versus $1.94 million net finance expense for Fiscal 2013. Fiscal 2014 net finance expense consists of $1.80 million for finance costs on long-term debt and capital leases (Fiscal 2013-$1.07 million), $0.68 million for finance and bank charges including interest on the revolving line of credit (Fiscal 2013-$0.08 million), interest accreted on deferred financing fees of $0.83 million (Fiscal 2013-$0.87 million), offset by a finance income of $0.15 million (Fiscal 2013-$0.16 million) and a foreign exchange gain of $0.92 million (Fiscal 2013-$0.08 million foreign exchange loss).

EBITDA and Adjusted EBITDA

For Fiscal 2014, EBITDA was $32.02 million, up $18.43 million or 136% versus $13.59 million for Fiscal 2013. For Fiscal 2014, Adjusted EBITDA was $37.03 million, up $13.60 million or 58% over $23.43 million for Fiscal 2013. For Fiscal 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll, Epitome, and Family Channel costs totaling $5.01 million (Fiscal 2013-$9.84 million for Cookie Jar acquisition costs) and consists of acquisition costs of $3.26 million (Fiscal 2013-$1.31 million), $0.29 million for lease and contract breakage costs, $0.30 million for severance (Fiscal 2013-$5.63 million), non-recurring write downs of $1.16 million (Fiscal 2013-$2.51 million), and no amounts for warrants expense (Fiscal 2013-$0.39 million for Cookie Jar transaction charges).

Income Taxes

Income tax for Fiscal 2014 was an expense of $4.13 million (Fiscal 2013-$1.44 million tax expense) made up of $2.86 million expense (Fiscal 2013-$1.47 million expense) for current income tax and deferred income tax expense of $1.27 million (Fiscal 2013-$0.03 million recovery).

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Net Income and Comprehensive Income (Loss)

For Fiscal 2014 net income was $7.81 million, compared to $1.86 million for Fiscal 2013, or an increase of 320% or $5.95 million in absolute dollars. For Fiscal 2014, net income normalized for Fiscal 2014 Ragdoll and Family Channel and other non-recurring charges of $3.51 million (net of $1.50 million tax effect) was $11.32 million ($0.10 adjusted basic and adjusted diluted earnings per share), up 31%, as compared to $8.65 million normalized net income for Fiscal 2013 adjusted for Cookie Jar Charges of $6.79 million (net of $3.05 million tax effect) ($0.10 adjusted basic and diluted earnings per share).

Comprehensive income for Fiscal 2014 was $9.41 million, compared to a loss of $1.17 million for Fiscal 2013, or an increase of $10.58 million in absolute dollars.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended June 30, 2014. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2014 and 2013 as filed on www.sedar.com or DHX’s website at www.dhxmedia.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2014[1]				Fiscal 2013[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(All numbers are in thousands	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
except per share data)	$	$	$	$	$	$	$	$

Revenue	29,745	29,029	30,355	27,002	26,163	31,227	26,358	13,515

Gross Margin[2]	18,864	17,486	17,821	15,263	14,910	14,413	13,984	5,424

EBITDA[2]	8,034	8,314	9,104	6,568	4,781	4,422	3,451	940
Adjusted EBITDA2 & 3	10,192	9,426	9,611	7,801	7,499	7,214	6,875	1,846

Net Income (Loss)	1,040	1,802	2,811	2,158	739	906	287	(72)

Comprehensive Income (Loss)	2,197	1,658	2,089	3,464	(1,312)	416	218	(494)

Basic Earnings Per Common Share[4]	0.01	0.02	0.03	0.02	0.01	0.01	0.00	0.00
Diluted Earnings Per Common Share[4]	0.01	0.02	0.03	0.02	0.01	0.01	0.00	0.00
Adjusted Basic Earnings Per Common Share[5]	0.02	0.02	0.03	0.03	0.03	0.03	0.03	0.01
Adjusted Diluted Earnings Per Common Share[5]	0.02	0.02	0.03	0.03	0.03	0.03	0.03	0.01

1The financial information for Q4 2014 includes financial information for all DHX segments except Epitome, which only has 89 days of financial activity. The financial information for Q2 and Q3 2014 includes financial information for all DHX segments except Epitome as this was prior to its acquisition. Q1 2014 includes financial information for all DHX segments except Ragdoll, which only has 18 days of financial activity, and Epitome, as this was prior to its acquisition. The financial information for Q3 and Q4 2013 includes financial information for all DHX segments, except Ragdoll and Epitome as this was prior to their acquisition. The financial information for Q2 2013 includes only 70 days activity for DHX Cookie Jar and no amounts for Ragdoll and Epitome. The financial information for Q1 2013 included financial information for all DHX segments except DHX Cookie Jar, Ragdoll, and Epitome.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

3The Q4 2014 Adjusted EBITDA figures shown above were adjusted for Ragdoll and Family Channel acquisition and non-recurring charges of $2.16 million (Q3 2014-Ragdoll and Family Channel charges of $1.11 million, Q2 2014-Ragdoll and Family Channel charges of $0.51 million, Q1 2014-Ragdoll charges of $1.23 million, Q4 2013-Cookie Jar charges of $2.72 million, Q3 2013- Cookie Jar charges of $2.79 million, Q2 2013- Cookie Jar charges of $3.42 million, and Q1 2013- Cookie Jar charges of $0.91 million respectively) as management believes the adjusted figures to be a more meaningful indicator of operating performance (see “Reconciliation of Historical Results to EBITDA and Adjusted EBITDA” of this MD&A).

4Note for Fiscal 2014 basic and diluted earnings per common share is $0.07, however, due to rounding Q1-Q4 2014 sums to $0.08.

5Adjusted basic and diluted earnings per share for Q4 2014 have been calculated by adding back the Ragdoll and Family Channel and non-recurring charges of $1.51 million (net of $0.65 million tax effect) (Q3 2014-Ragdoll and Family Channel charges of $0.78 million (net of $0.33 million tax effect), Q2 2014-Ragdoll and Family Channel charges of $0.36 million (net of $0.15 million tax effect); Q1 2014-Ragdoll charges of $0.86 million (net of $0.37 million tax effect); Q4 2013-Cookie Jar charges of $1.78 (net of $0.94 million tax effect); Q3 2013- Cookie Jar charges of $2.06 million (net of $0.73 million tax effect); Q2 2013- Cookie Jar charges of $2.65 million (net of $0.77 million tax effect); Q1 2013-Cookie Jar charges of $0.91 million) to the period net income and dividing by the number of weighted average common shares outstanding for basic and diluted for each quarter (Q4 2014-119,585 and 122,485, Q3 2014-116,191 and 119,378; Q2 2014-108,185 and 112,284; Q1 2014-102,778 and 106,515; Q4-2013-102,410 and 105,507; Q3 2013-102,124 and 105,191; Q2 2013-90,392 and 95,537; and Q1 2013-53,071 and 53,071 respectively).

N/A - not applicable as there were no adjustments in the corresponding period.

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Results for the three months ended June 30, 2014 (“Q4 2014”) compared to the three months ended June 30, 2013 (“Q4 2013”)

Revenues

Revenues for Q4 2014 were $29.74 million, up 14% from $26.16 million for Q4 2013. The increase in Q4 2013 was due to significant increases in distribution, M&L-owned, and M&L-represented, and was offset by decreases in proprietary production revenues and producer and service fee revenue.

Proprietary production revenues: Proprietary production revenues for Q4 2014 were $1.75 million, a decrease of 78% compared to $8.06 million for Q4 2013. The decrease was expected and generally in line with Management's expectations for Q4 2014 and Fiscal 2014 (see delivery chart below for further details).

For Q4 2014, the Company added 44.0 half-hours to the library versus 49.0 half-hours for Q4 2013. The breakdown for Q4 2014 is 18.0 half-hours - $1.75 million of proprietary film and television program production revenue versus the 35.0 half-hours for Q4 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and 26.0 half-hours for Grandpa in my Pocket in intellectual property (“IP”) rights for third party produced titles (8.0 half-hours for Deadtime Stories and 6.0 half-hours for SheZow in Q4 2013). Q4 2014 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Q4 2014 and Q4 2013 was as follows:

		Q4 2014			Q4 2013
Category and Title	Season or Type	$ Million	Half-hours		$ Million	Half-hours

Children's and Family:

Proprietary
Dr. Dimensionpants	I		14			—
Ella the Elephant	I		—			7
Johnny Test	VI		N/A	[1]		14
Packages from Planet X	I		—			10
You & Me	I		4			—
Subtotals		$1.75	18		$5.95	31

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		—			N/A	[1]
Subtotals		$—	—		$1.44	—

Third Party Produced Titles with IP Rights
Deadtime Stories			—			8
Grandpa in my Pocket			26			—
SheZow			—			6
Subtotals			26			14

Total Children's and Family		$1.75	44		$7.39	45

Comedy:

Proprietary
Satisfaction	I		—			3
This Hour Has 22 Minutes	XX		—			1
Total Comedy		$0.00	—		$0.67	4

Total Proprietary		$1.75	18		$6.62	35
Total Other Proprietary Titles with Canadian and Other Rights		—	—		$1.44	—
Total Third Party Produced Titles with IP Rights		—	26		—	14
		$1.75	44		$8.06	49

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

Distribution revenues: For Q4 2014, distribution revenues were up 108% to $14.62 million (including $2.49 million from Epitome) from $7.04 million for Q4 2013, primarily due to the continuing growth of new digital customers and territories. Q4 2014 distribution revenues at $12.13 million (excluding $2.49 million for Epitome) were near the high end of Management's expectations. For Q4 2014, the Company closed significant deals, among others previously announced, as follows: Amazon EU SARL, Vubiquity Management LLC, DLA Inc., ZDF Enterprises GmbH, Switchover Media/Discovery Communications, and JimJam TV. Also included in these figures are advertising and subscription VOD revenues, from our evolving Google (YouTube.com) relationship. The net contribution from the Google (YouTube.com) relationship for Q4 2014 was $1.43 million (gross revenue-$2.59 million (Q4 2013-$0.07 million (gross revenue-$0.13 million)).

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M&L-owned (including music and other royalty revenues): For Q4 2014, M&L-owned increased 69% to $4.47 million (Q4 2013-$2.65 million). For Q4 2014, Yo Gabba Gabba! Live! revenues were up $0.93 million absolute dollars to $0.98 million (Q4 2013-$0.05 million), due to an Australian tour in 2014. For Q4 2014, other Yo Gabba Gabba! M&L was $0.05 million, down from $1.01 million for Q4 2013, generally due to timing of renewals of certain licenses. Management expected these delays as the transition occurs and as it looks to add new content and works to launch a new live tour in October 2014 (see Outlook section for revised M&L-owned 2015 Fiscal expectations).

For Q4 2014, the remaining M&L-owned was $3.44 million, up 116% as compared to $1.59 million for Q4 2013 as a result of acquisitive growth, specifically in music and other royalties.

M&L-represented revenues: For Q4 2014, M&L-represented revenue was up to $3.19 million or 13% compared to Q4 2013 at $2.82 million, in line with Q4 2014 expectations as the UK and Europe continue to show signs of recovery.

Producer and service fee revenues: For Q4 2014, the Company earned $3.92 million for producer and service fee revenues, a decrease of 9% versus the $4.29 million for Q4 2013. Q4 2014 producer and service fee revenues were slightly below Management's expectations as the start of two service shows were slightly behind schedule.

New media and rental revenues: For Q4 2014, new media revenues increased 37% to $1.79 million (Q4 2013-$1.31 million) based primarily on scheduled timing of certain UMIGO deliverables. In Q4 2014, the Company started to catch up somewhat on UMIGO deliverables after the slow start to Fiscal 2014. After some production management changes, UMIGO is now up to full speed and should track to Fiscal 2015 expectations. For Q4 2014 and Q4 2013, rental revenues were nil as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Toronto office and disposal of the Company’s Halifax building in Q3 2013.

Gross Margin

Gross margin for Q4 2014 was $18.87 million, an increase in absolute dollars of $3.96 million or 27% compared to $14.91 million for Q4 2013. DHX is pleased to report the overall gross margin for Q4 2014 at 63% of revenue which was above the high-end of Management’s expectations, driven by a strong quarter for margins on new digital distribution deals, distribution margins, producer and service fee margins, and M&L-owned and M&L-represented. Gross margin for Q4 2014 was calculated as revenues of $29.74 million, less direct production costs and expense of investment in film of $10.64 million and $0.23 million expense of book value of acquired libraries, (Q4 2013-$26.16 million less $10.80 million and less $0.45 million, respectively).

For Q4 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $0.34 million or 19%, net producer and service fee revenue margin of $2.10 million or 54%, distribution revenue margin of $9.53 million or 65% ($7.89 million or 54% when the remaining $1.64 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $2.50 million or 56%, M&L-represented revenue margin was $3.19 million or 100%, and new media margin of $1.21 million or 68%.

Production margin at 19%, based on product delivery mix, was slightly below the low-end of Management’s expectations. Producer and service fee margins can vary greatly and at 54% (as compared to 31% for Q4 2013) is above the high-end of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 65% is above the high-end of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Q4 2014 decreased 1% to $9.39 million compared to $9.51 million for Q4 2013. SG&A includes $0.43 million in non-cash share-based compensation (Q4 2013-$0.37 million). When adjusted, cash SG&A at $8.96 million was in line with Management’s quarterly SG&A expectations.

Amortization and Expense of Acquired Libraries, Below the Line

For Q4 2014, amortization and expense of acquired libraries was up 18% to $3.18 million (Q4 2013-$2.69 million). For Q4 2014, the expense of acquired libraries was $1.64 million, primarily due to the Cookie Jar and Ragdoll acquisitions (Q4 2013-$1.40 million, Cookie Jar only). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $0.23 million (Q4 2013-$0.45 million) is shown as a reduction of gross margin noted above]. For Q4 2014, amortization of P&E was up 49% to $0.67 million primarily due to the Cookie Jar acquisition and offset by the sale of the Company’s Halifax building (Q4 2013-$0.45 million). For Q4 2014, amortization of intangible assets was up 4% to $0.87 million primarily due to the Cookie Jar and Ragdoll acquisitions (Q4 2013-$0.84 million, DHX Cookie Jar only).

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Development Expenses and Other Charges

During Q4 2014, there was $1.16 million recorded for development expenses and other charges (Q4 2013-$1.28 million).

Acquisition Costs

During Q4 2014, there was $1.17 million for acquisition costs related to the purchase of Ragdoll and the Family Channel acquisition (Q4 2013-nil). For Q4 2013, there were no amounts recorded for Cookie Jar acquisition costs (Q4 2013-$0.41 million).

Share of Loss of Associates

For Q4 2014, the Company recorded no amounts for its share of loss of associates for its investment in Tribal Nova as this investment was sold in Q4 2013 (Q4 2013-$0.09 million).

Realized Loss on Disposal of Short-term Investments

For Q4 2014, the Company recorded no amounts on disposal of short-term investments (Q4 2013-$0.37 million gain on sale of its interest in Tribal Nova).

Finance Income (Expense)

For Q4 2014, the Company recorded net finance expense of $0.78 million versus $0.07 million net finance expense for Q4 2013. Q4 2014 net finance expense consists of $0.49 million for finance costs on long-term debt and capital leases (Q4 2013-$0.32 million), $0.38 million for finance and bank charges including interest on the revolving line of credit (Q4 2013-$0.02 million), interest accreted on deferred financing fees of $0.22 million (Q4 2013-$0.32 million), offset by a foreign exchange gain of $0.24 million (Q4 2013-$0.59 million foreign exchange gain) and finance income of $0.07 million (Q4 2013-nil).

EBITDA and Adjusted EBITDA

For Q4 2014, EBITDA was $8.03 million, up $3.25 million or 68% versus $4.78 million for Q4 2013. For Q4 2014, Adjusted EBITDA was $10.19 million, up $2.69 million or 36% over $7.50 million for Q4 2013. For Q4 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll and the pending Family Channel acquisition costs and other non-recurring charges totaling $2.15 million (Q4 2013-$2.72 million for Cookie Jar acquisition and integration costs).

Income Taxes

Income tax for Q4 2014 was an expense of $1.33 million (Q4 2013-$0.42 million tax expense) made up of $0.73 million expense (Q4 2013-$0.30 million expense) for current income tax and deferred income tax expense of $0.60 million (Q4 2013-$0.12 million expense).

Net Income and Comprehensive Income

For Q4 2014 net income was $1.04 million, compared to $0.74 million for Q4 2013, or an increase of 41% or $0.30 million in absolute dollars. For Q4 2014, net income normalized for Q4 2014 Ragdoll and other non-recurring charges of $1.51 million (net of $0.65 million tax effect) was $2.55 million, ($0.02 adjusted basic and diluted earnings per share), down 8%, as compared to $2.76 million normalized net income for Q4 2013 for Cookie Jar Charges of $2.02 million (net of $0.70 million tax effect) ($0.03 adjusted basic and diluted earnings per share).

Comprehensive income for Q4 2014 was $2.20 million, compared to a comprehensive loss of $1.31 million for Q4 2013, or an increase of $3.51 million in absolute dollars.

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Liquidity and Capital Resources	Fiscal	Fiscal
	2014	2013
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)

Key Balance Sheet Amounts and Ratios:
Cash, restricted cash, and short-term investments	26,711	13,918
Long-term assets	155,595	118,911
Working capital	141,847	93,741
Long-term and other liabilities	74,093	49,777
Working capital ratio (1)	2.12	1.83

Cash Inflows (Outflows) by Activity:
Operating activities	6,185	(11,493)
Financing activities	43,256	(836)
Investing activities	(35,663)	5,736
Effect of foreign exchange rate changes on cash	261	67
Net cash inflows (outflows)	14,039	(6,526)

Adjusted Operating Activities(2)	12,478	9,012

(1)	Working capital ratio is current assets divided by current liabilities (see the audited consolidated financial statements for the years ended June 30, 2014 and 2013).

(2)	For the year ended June 30, 2014, cash inflows from Adjusted Operating Activities were $12,478 (year ended June 30, 2013 - inflow of $9,012) calculated as cash inflows from operating activities of $6,185 (2013-outflow of $(11,493)) adjusted by repayment of interim production financing net of bank indebtedness changes and decrease in restricted cash related to production of $(7,307) (2013-proceeds from $11,943), Epitome net working capital adjustment of $8,590 (2013-nil), and acquisition costs of $5,010 (2013-$9,840). See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Fiscal 2013 Adjusted Operating Activities differ from the Fiscal 2013 MD&A due to Management's decision to change the definition of this calculation.

Changes in Cash

Cash at June 30, 2014 was $26.68 million, as compared to $12.64 million at June 30, 2013.

For Fiscal 2014, cash flows provided by operating activities were $6.19 million. Cash flows provided by operating activities were net income of $7.81 million and adding back non-cash items of amortization of P&E, intangible assets, finance fee expense, write-down of investment in film and television, unrealized loss on long-term investments, share-based compensation, and deferred income tax expense of $2.09 million, $3.83 million, $0.84 million, $0.98 million, $0.10 million, $1.59 million, and $1.27 million respectively. Cash flows used in operating activities were $4.08 million for unrealized foreign exchange gain, $2.91 million for net change investment in film and television programs, and $5.33 million for net change in non-cash balances related to operations.

For Fiscal 2014, cash flows provided by financing activities were $43.26 million. Cash flows used in financing activities resulted from dividends paid of $4.98 million, change in deferred financing fees of $0.16 million, bank indebtedness of $0.07 million, repayment of interim production financing of $8.48 million, repayment of other liability of $0.45 million, and repayment of long-term debt and obligations under capital leases of $7.45 million. Cash flows from financing activities were provided by proceeds from issuing of common shares of $36.59 million, proceeds from employee share purchase loan, options, and warrants of $2.83 million, proceeds from long-term debt of $24.19 million, and a decrease in restricted cash of $1.25 million.

For Fiscal 2014, cash flows used in investing activities were $35.66 million. Cash flows used in investing activities were $32.95 million for business acquisitions, acquisition of P&E of $2.40 million, and $0.31 million for cost of internally generated intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $48.11 million as at June 30, 2014 versus June 30, 2013.

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Based on the Company’s current revenue expectations for Fiscal 2015, which are based on contracted and expected production, distribution, M&L, broadcasting, and other revenue, the Company believes cash generated from operations and will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital surplus totaling $141.85 million is sufficient to execute its current business plan.

Syndicated Master Credit Agreement

Concurrently with the Cookie Jar closing, DHX entered into a new credit facility with a syndicate of Canadian banks led by Royal Bank Capital Markets that replaced the existing indebtedness of DHX and Cookie Jar, other than production-specific financing obtained by DHX and Cookie Jar’s subsidiaries. Subsequently, this facility was expanded by $25 million for the Ragdoll acquisition. The expanded Syndicated Master Credit Agreement consists of two senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of up to $95 million, including a term loan credit facility in the aggregate amount of $75 million (the “Term Facility”) (June 30, 2014-$69.94 million), and a revolving loan credit facility in the aggregate amount of up to $20 million (the “Revolving Facility”) (June 30, 2014-$4.93 million). The Term Facility was used to repay certain indebtedness of DHX and its subsidiaries, including certain indebtedness of Cookie Jar assumed as part of the Cookie Jar Acquisition, the Ragdoll acquisition, and to pay fees and expenses incurred in connection with the Cookie Jar and Ragdoll acquisitions. The Credit Facilities can be drawn in Canadian dollars (“CDN”) as well as foreign currencies including Euros (“EUR”), British Pounds (“GBP”) or United States dollars (“USD”). As at June 30, 2014, the Term Facility was comprised of $42.35 million USD and £14.38 million and the Revolving Facility was comprised of £2.7 million and nil CDN. The Revolving Facility is available for working capital and general corporate purposes.

DHX and certain of its subsidiaries as guarantors provided a first priority security interest in respect of all of the capital stock of the subsidiaries of DHX and the guarantors and all present and after-acquired real and personal property of DHX and the guarantors in favour of the lender as security for the Credit Facilities. The Term Facility will mature four years from the closing date of the Credit Facilities and is subject to annual amortization payments (as a percentage of the initial amount of the Term Facility) of (i) 7% in 2013, (ii) 8% in 2014, (iii) 12% in 2015 and (iv) 13% in 2016, all payable in equal quarterly installments in each case with the balance payable in full on the maturity date. The Revolving Facility is payable in full on the maturity date of the Term Facility.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at June 30, 2014, under the new Credit Facilities, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	June 30, 2014
Leverage Ratio	< 2.5x	1.70x
Fixed Charge Ratio	> 1.5x	5.10x

The Company is in compliance with these ratios.

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Contractual Obligations5

As of June 30, 2014
Payments Due by Period			Fiscal	Fiscal	After Fiscal
(All amounts are in thousands)	Total	Fiscal 2015	2016-2017	2018-2019	2020
	$	$	$	$	$

Bank indebtedness (1)	4,930	4,930	—	—	—
Capital lease for equipment (2)	536	228	278	30	—
Long-term debt payments (principal and interest) (3)	74,982	10,715	64,267	—	—
Operating leases (4)	9,620	3,174	5,361	934	151

Total Contractual Obligations	90,068	19,047	69,906	964	151

(1)	Revolving Facility with a maximum amount of $20.0 million bearing implied interest based on Bankers Acceptances at 3.40%.
(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from January 2014 to February 2017. Principal balances are included in note 11 to the audited consolidated financial statements for the year ended June 30, 2014.
(3)	See note 11c to the audited consolidated consolidated financial statements for year ended June 30, 2014 for details.
(4)	Pursuant to operating leases. See note 19 to the audited consolidated financial statements for the year ended June 30, 2014 for details.
(5)	Note: in addition to the totals above, the Company has interim production financing owing in the amount of $35.96 million (see note 11b to the audited consolidated financial statements for the year ended June 30, 2014 for further details).

Outlook

The Company’s June 30, 2014 balance sheet remains strong with approximately $26.68 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 10,000 half-hour library, and licensing the best possible quality Children’s and Family programs with goals of increasing cash flows from operations and profitability through existing production and distribution streams and emerging distribution including digital, music and M&L opportunities. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 100-200 half-hours) organically and through acquisitions of third party titles.

Management’s Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted.

Revenues

For 2015, DHX’s targets for production revenue (proprietary and producer and service fee) are as follows: $37.5-50 million, (including Epitome) and $17.5-22.5 million respectively.

For 2015, Management’s target is a range of $50-60 million for distribution (library) revenues, including the properties acquired from the Ragdoll and Epitome acquisitions and YouTube.

For 2015, DHX’s target for M&L on owned brands (Yo Gabba Gabba!, Caillou, Richard Scarry’s Busy Town Mysteries, Johnny Test, and now including Teletubbies, In the Night Garden, and Degrassi) including music and royalty revenue is $20-25 million.

For 2015, Management’s target is $11-13 million in revenues for M&L represented for CPLG. It is worth noting that because CPLG is a licensing agency, there is very little direct cost of goods sold (historically 5-15%) and the majority of the expenses against this category are SG&A and are included in DHX’s SG&A targets noted below.

For 2015, new media and other revenue is targeted in the range of $5-6 million including the property UMIGO.

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For 2015, Management is targeting revenues of $72-75 million from its newly acquired Family Channel Business which was acquired on July 31, 2014 and now operates as DHX Television ("DHX Television").

Gross Margins

For 2015, Management has set the following target ranges for gross margins across its various revenue categories. Gross margin ranges are as follows: 35-45% for proprietary production, 35-45% for producer and service fee, 55-65% for distribution, 50-60% for DHX television, 55-65% for M&L-owned, and for music and royalty, 95-100% for M&L-represented, 20-30% for new media and other.

Operating Expenses (Income)

For 2015, DHX expects quarterly cash SG&A to range from $10.5-12 million, including Ragdoll, Epitome, and the newly acquired DHX Television.

For 2015, amortization for all categories and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of acquired libraries) and normalized development expense when considered together are expected to be in the range of $15-17.5 million. For 2015, share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $1.25-1.75 million and $2-3 million. For 2015, finance expense is expected to range from $8.5-11 million, including the costs associated with the Ragdoll, Epitome and the DHX Television acquisitions.

In Q1 2015, the Company expects to record a non-recurring expense for the tangible benefit obligation related to the Family Channel acquisition in the estimated range of $11.5-14 million, which is further detailed in the section entitled "Family Channel Tangible Benefit Obligation."

Family Channel Synergies

Through the integration of Family Channel into DHX, Management expects cost synergies of $3-5 million ($2-3 million for programming cost reductions and $1-2 million for SG&A cost synergies) for Fiscal 2015 and $5-7 million ($4-5 million for programming cost reductions and $1-2 million for SG&A synergies) for Fiscal 2016 and onward. Management expects to record costs of achieving these synergies of $1-1.5 million in Fiscal 2015.

Yo Gabba Gabba! Live! Tour Schedule Update

As reported in DHX’s Q2 2014 MD&A, Management has recently announced, as expected, a newly designed Yo Gabba Gabba! Live! show with new content and a planned fall 2014 tour. Expectations for Fiscal 2015 for the newly designed tour (excluding any holiday tour) are to play 30 cities and an expected 50-60 shows. Management is contemplating a winter 2015/ spring 2015 tour and will report further on these plans in the coming quarters.

Recent Transactions

Ragdoll Acquisition

On September 13, 2013, the Company completed the acquisition of Ragdoll from BBC Worldwide and a group, including the founder of Ragdoll, Anne Wood for $30.35 million in cash, including adjustments for working capital, funded from a CAD $25 million expansion of DHX’s debt facilities and the balance from cash reserves, including its revolving line of credit. DHX Media expects the transaction to be accretive to net earnings per share for fiscal 2015.

Under the agreement, DHX Media obtained twelve series, including popular UK series The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Lauded for entertaining and educating generations of children around the globe, Ragdoll Worldwide’s flagship properties, Teletubbies and In the Night Garden, have achieved significant commercial success since inception through strong broadcast and licensing programs. Teletubbies has aired in over 120 countries and its enduring resonance with children is further underscored by the fact that its top five postings on YouTube have garnered a cumulative 286,000,000 views.

Ragdoll Worldwide was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Anne Wood’s production company, Ragdoll Ltd. Anne Wood is one of the UK’s best-known and critically renowned children’s television producers. She was awarded a CBE in the 2000 Millennium Queen’s Honors List for her services to children’s broadcasting and is responsible for some of the world’s most recognized children’s programming creations.

Please see note 5(ii) for the audited consolidated financial statements for the year ended June 30, 2014 for details of the final allocation of the purchase price for the Ragdoll acquisition.

On June 13, 2014, the Company announced that it plans to produce 60 brand new Teletubbies episodes for the popular BBC children's channel CBeebies.

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October 2013 Offering

On October 29, 2013, the Company reached an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (“the Underwriters”) to purchase, on a bought deal basis, 9,725,000 common shares of the Company at a price of $3.60 per common share for aggregate gross proceeds of $35,010 (the “October 2013 Offering”). In addition, the Company granted to the Underwriters an over-allotment exercisable at any time up to 30 days after closing of the October 2013 Offering to acquire up to an additional 1,458,750 common shares of the Company at a price of $3.60 per common share. The October 2013 Offering, including full exercise of the overallotment, closed on November 21, 2013. A portion of the net proceeds of the October 2013 offering were used to repay the Revolving Facility. The balance of the net proceeds were ultimately used to help facilitate the Epitome and Family Channel transactions, and for general corporate purposes.

Family Channel Acquisition

On July 31, 2014, DHX Media acquired (the “Family Channel Acquisition”) all of shares of 8504601 Canada Inc. (“New Family”) from Bell Media Inc. (“Bell” or the “Vendor”) for cash consideration of $170 million, subject to customary closing adjustments. New Family is the corporation operating the English-language Category A pay television undertaking known as Family or Family Channel (the "Family Channel"), including its multiplex feed known as Disney Junior ("Disney Junior (English)"), the French-language Category B specialty television undertaking known as Disney Junior ("Disney Junior (French)"), and the English-language Category B specialty television undertaking known as Disney XD ("Disney XD") (together, the "Family Channel Business"). A new division within the Company, comprised of these four television channels has been formed and will be known as DHX Television.

Concurrently with the Family Channel Acquisition, and as a condition of the closing of the Family Channel Acquisition, DHX entered into a new network affiliation agreement with an affiliate of Bell (the "Bell Network Affiliation Agreement") for the carriage of Family Channel Business services, with a term ending December 31, 2018.

The Family Channel Acquisition is subject to certain other conditions precedent, including approval of the Commissioner of Competition under the Competition Act (Canada) (the "Competition Act"), which was granted December 17, 2013, and Canadian Radiotelevision and Telecommunications Commission (the "CRTC") approval, as well as other customary closing conditions.

Pursuant the Competition Act (Canada), the Commissioner of Competition approved the transaction on December 13, 2013 and on July 24, 2014, the CRTC approved the transaction.

Family Channel Tangible Benefits Obligation

As noted in the detailed section on the "Family Channel Acquisition" and as part of the CRTC decision approving the transaction, the Company is required to contribute $17.31 million to provide tangible benefits to the Canadian broadcasting system over the next seven years. The contributions will be used for on-screen benefit initiatives such as licensing and production of original English-language programming of national interest, partnerships with public broadcasters and Aboriginal Peoples Television Network ("APTN") to co-fund programming, subject to the demand and interest of the public broadcasters and APTN, digital media initiatives associated with productions created under the initiatives set out above, and creation of a Family and Children's Development Fund, and social benefits such as regional opportunities and training in script writing for children's programming. The obligation will be recorded in the income statement at fair value on the date of acquisition, being the sum of the discounted future net cash flow and is expected to result in an estimated non-recurring expense in the range of $11.5-14 million, depending on the discount rate applied.

Summary of Key Family Channel Business Assets

The Family Channel Business carried on by New Family is one of Canada's largest and most prominent family and children's entertainment broadcast companies. The Business operates four Canadian children's television channels, Family Channel, Disney Junior (English) (which is a multiplex channel of Family Channel), Disney Junior (French), and Disney XD.

The Business procures content through an exclusive relationship with The Walt Disney Company ("Disney") as well as independent Canadian and international producers. Using this content, the Channels provide specialty and pay broadcast services to various Canadian cable and satellite television distributors (ie: broadcast distribution undertakings or "BDUs").

Family Channel and Disney Junior (English) are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to BDUs. Disney XD has a specialty television license, which permits it to generate advertising revenues, as well as charging a subscription fee. Disney Jr. French also has a specialty television license, but because its target audience is 2-5 year olds, its advertising revenue is insignificant, so most of its revenues are from subscription fees.

In addition to linear television, the Channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDU, online, and mobile), both on-demand and streamed. All the services are available in high-definition. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

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Additionally, the Channels are supported by popular and robust web sites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services also are present on social media platforms including YouTube, Facebook and Twitter.

The Family Channel Business is headquartered in Toronto, Ontario and employs 85 people. New Family does not own any real estate. DHX Media has negotiated key terms of the office sublease, which DHX Media would enter into upon closing of the acquisition. The office sublease would allow DHX Media to rent 8,000-15,000 square feet at New Family's existing office space in 181 Bay Street, Toronto, Ontario, on terms consistent with the head lease, for a term expiring December 31, 2014. Please see the Preliminary Short Form Prospectus dated December 18, 2013, which can be found on www.sedar.com or www.dhxmedia.com for further details.

Management Changes

Concurrently with the acquisition of the Family Channel Business, Michael Donovan has been elected Executive Chairman, Dana Landry has been promoted to Chief Executive Officer, and Michael Hirsh has been named Vice-Chairman. Joe Tedesco has been named Senior Vice President and General Manager of DHX Television, and Keith Abriel has been appointed Chief Financial Officer.

New Credit Facilities

Concurrently with the closing of the acquisition of the Family Channel Business, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the “Amended Senior Secured Credit Agreement”) with a syndicate of lenders, which amends the terms of the Senior Secured Credit Facilities described in note 11. The Amended Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) of up to $30,000 and a term facility (the “Amended Term Facility”) of up to $235,000.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% - 4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 4.50%. The Amended Term Facility matures on July 31, 2019 and is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, commencing with the first full financial quarter, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Facility are guaranteed by the Company and certain of its subsidiaries (the "Amended Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Amended Guarantors.

Pursuant to entering into the Amended Senior Seared Credit Facility, the Leverage Ratio (note 11(c)), with which the Company must comply, has been amended such that the Company must initially maintain its Leverage Ratio at less the 4.5 times, incrementally declining to less than 2.5 times by June 2017

Additionally, on August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

Epitome Pictures Acquisition

On April 3, 2014, the company acquired the Epitome group of companies (“Epitome”), producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties. The purchase price was $36.23 million, inclusive of excess cash and working capital in Epitome at closing which will be determined as a post-closing adjustment, payable as to approximately $22.09 million from cash on hand and the remainder through the issuance of 2,915,263 DHX shares. The shares are subject to a six month lock-up agreement. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015.

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The transaction includes a library of 469 half-hours across five series in the Degrassi franchise and Epitome Studios Inc., which owns a 98,400 square foot studio on a 4.3 acre site in Toronto. In addition to shows in the Degrassi franchise, with this transaction DHX adds to its library 19 one-hour episodes of the dramatic series The L.A. Complex; 52 half-hour episodes of the dramatic series Instant Star; 47 one-hour episodes of the dramatic series Riverdale; and 28 half-hour episodes of the dramatic series Liberty Street. Stephen Stohn will remain the President of Epitome and he and Linda Schuyler (Degrassi co-creator) will carry on as Executive Producers of all current productions. The Epitome team also has new productions in development that they will continue to foster, in conjunction with DHX Media. Epitome is presently focused on the fourteenth season of Degrassi: The Next Generation, now in production of 28 episodes for MTV in Canada and TeenNick in the United States.

Please see note 5(iii) of the audited consolidated financial statements for the year ended June 30, 2014 for details of the preliminary allocation of the purchase price for the Epitome acquisition.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgements, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgements, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2014 and 2013 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, short-term investments, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and the other liability. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, restricted cash, short-term investments and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash, restricted cash and short-term investments by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash, restricted cash, deposits, and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $0.75-1.00 million effect on annual net income (loss).

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Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities (see note 20 of the audited consolidated financial statements for June 30, 2014 for further details). As at June 30, 2014 the Company had cash and restricted cash on hand of $26.71 million (June 30, 2013 - $12.64 million).

Currency Risk

The Company’s activities which expose it to currency risk involve the holding of foreign currencies as well as incurring production costs and earning revenues that are denominated in foreign currencies. For every 1% change in the USD, GBP, or Euros exchange rate versus the Canadian dollar would be less than a $0.30 million impact on net income (loss) and comprehensive income (loss).

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Certain additional risks associated with DHX’s acquisition of the DHX Television Business in addition to those specifically described below may continue to be applicable following the completion of such acquisition. Any such additional risks are disclosed in the Short Form Prospectus of the Company dated December 30, 2013 beginning on page 25 and are incorporated herein by reference. Unless the context suggests otherwise, for purposes of this Risk Factors section the term "DHX" or the "Company" includes the DHX Television Business.

Risks Applicable to DHX Generally

Risks Related to Doing Business Internationally

The Company distributes films and television productions outside Canada through third party licensees and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Fluctuating Results of Operations

Results of operations with respect to DHX’s production and distribution of filmed entertainment operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

Raising Additional Capital

The Company may require capital in the future, in order to meet additional working capital requirements, to make capital expenditures or to take advantage of investment and/or acquisition opportunities (the specific risks of which are described in more detail below). Accordingly, it may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company. If the Company raises additional funds by issuing equity securities, the relative equity ownership of its existing investors could be diluted or new investors could obtain terms more favourable than previous investors. If the Company raises additional funds through debt financing it could incur additional significant borrowing costs as described in more detail below. If the Company is unable to raise additional funds when needed, or on terms acceptable to the Company, its ability to operate and grow its business could be impeded.

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Reliance on Key Personnel

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, Steven DeNure, and Joseph Tedesco (with respect to the DHX Television Business). The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, Mr. DeNure, and Mr. Tedesco are under contract with the Company until 2015, 2018, 2016, and indefinitely respectively.

Market Share Price Fluctuation

The market price of the Company’s Common Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavourable publicity or changes in applicable laws and regulations, exercise of the Company’s outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company’s Common Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Common Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Common Shares or the availability of Common Shares for future sale (including Common Shares issuable upon the exercise of stock options) will have on the market price of the Common Shares prevailing from time to time. Sales of substantial numbers of Common Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Common Shares.

Tax Matters

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

Litigation

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

Acquisition Strategy

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX at the time of acquisition, and certain target companies may be larger than DHX.

Growth and expansion resulting from future acquisitions may place significant demand on the Company's management resources. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of Management’s time and resources. Additional and overlapping risks relating to DHX’s acquisition strategy are discussed in this Risk Factors section under Raising Additional Capital, Leverage Risk, Significant Indebtedness, Management of Expanding Operations, Integration of the DHX Television Business, and New Business.

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Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company's share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Leverage Risk

The Company's degree of leverage, particularly if increased to complete potential acquisitions, could have important consequences for investors, including limiting the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company's flexibility and discretion to operate its business; limiting the Company's ability to declare dividends on its Common Shares; having to dedicate a portion of the Company's cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company's ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Significant Indebtedness

DHX incurred a significant amount of indebtedness in connection with the completion of the acquisition of the DHX Television Business. As of July 31, 2014, DHX had outstanding indebtedness of $256.8 million. The debt level could materially and adversely affect DHX in a number of ways, including:

•	limiting its flexibility to plan for, or react to, changes in its business or market conditions;
•	limiting its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or general corporate purposes;
•	limiting its access to cash available from operations for future acquisitions and business in general;
•	increasing its vulnerability to the impact of adverse economic, industry and Company-specific conditions;
•	placing it at a disadvantage compared to any competitors that may have lower degree of leverage.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company's operations and ability to implement its business strategy.

Covenants in New Credit Facilities

The terms of the the Company's new credit facilities may limit the Company's ability to, among other things:

•	incur additional indebtedness or contingent obligations;
•	sell significant assets;
•	grant liens; and
•	pay dividends in excess of certain thresholds.

The new credit facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company's ability to finance its future operations or capital needs or to take advantage of favourable business opportunities. The Company's ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company's control. The Company's failure to comply with any of these covenants or financial ratios may result in a default under the new credit facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the credit facility, if at all.

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Management of Expanding Operations

As a result of the acquisition of the DHX Television Business and other acquisitions recently completed by DHX, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX. No assurance can be given that DHX’s systems, procedures and controls will be adequate to support the expansion of operations of DHX. The future operating results of DHX will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If DHX is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

Liquidity Risk

The Company's production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company's film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company's business and results of operations, including by limiting the Company's ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Common Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

Volatile Market Price

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of DHX include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of DHX.

Dividend Payments

The Company currently pays quarterly dividends on its Common Shares in amounts approved by the Board of Directors of the Company. While the Company expects to continue to generate sufficient free cash flow to fund such dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue its dividend payments at the current levels.

Integration of the DHX Television Business

DHX's ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating DHX's and the DHX Television Business' management and operations staff could significantly affect DHX's business and results of operations. The success of the acquisition will depend, in large part, on the ability of management of DHX to realize the anticipated benefits and cost savings from integration of the businesses of DHX and the DHX Television Business. The integration of the businesses of DHX and the DHX Television Business may result in significant challenges, and management of DHX may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management of DHX to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the acquisition.

The integration of the DHX Television Business requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that management of DHX will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the acquisition of the DHX Television Business. Any inability of management to successfully integrate the operations of DHX and the DHX Television Business, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of DHX. The challenges involved in the integration may include, among other things, the following:

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•	addressing possible differences in corporate cultures and management philosophies;
•	retaining key personnel going forward;
•	integrating information technology systems and resources;
•	managing the expansion DHX's accounting system and adjusting its internal control environment to cover the DHX Television Business' operations;
•	unforeseen expenses or delays associated with the acquisition of the DHX Television Business;
•	unforeseen facilities-related issues;
•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management's attention to the acquisition; and
•	meeting the expectations of business partners with respect to the overall integration of the businesses.

It is possible that the integration process could result in the loss of key employees, diversion of management's attention, the disruption or interruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect DHX's ability to maintain relationships with business partners and employees or its ability to achieve the anticipated benefits of the transaction, or could reduce its earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company's financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company's core business objectives.

Economic Conditions

DHX’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its television broadcasting activities. In certain cases, purchasers of the DHX Television Business' advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase DHX’s bad debt expense. During an economic downturn, there can be no assurance that DHX’s operating results, prospects and financial condition would not be adversely affected.

Risks Related to the Production and Distribution of Film and Television

Risks Related to the Nature of the Entertainment Industry

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

Risks Related to Television and Film Industries

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its Management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favourable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Loss of Canadian Status

The Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act. In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. As well, substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Competition (Production and Distribution)

For fiscal 2014, a material portion of the Company’s revenues are derived from the production and distribution of television and film programs. The business of producing and distributing television and film programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favourable programming slots, the failure to do so may have a negative impact on the Company’s business.

Limited Ability to Exploit Film and Television Content Library

The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

Protecting and Defending Against Intellectual Property Claims

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of motion pictures into digital format have made it easier to create, transmit and share unauthorized copies of motion pictures, DVDs and television shows. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Concentration Risk

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Shares may be substantially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

Potential for Budget Overruns and Other Production Risks

A production’s costs may exceed its budget. Unforeseen events such as labour disputes, death or disability of a star performer, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management Estimates in Revenues and Earnings

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if Management has not accurately forecast the revenue potential of a production.

Stoppage of Incentive Programs

There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. Any change in the policies of those countries in connection with their incentive programs may have an adverse impact on DHX’s business, results of operation or financial condition.

Financial Risks Resulting from the Company’s Capital Requirements

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Government Incentive Program

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canadian Television and Cable Production Fund, the provincial film equity investment programs, federal tax credits and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Changes in Regulatory Environment

At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to the DHX Television Business more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

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Technological Change (Production and Distribution)

Technological change may have a materially adverse effect on the Company’s business, results of operations and financial condition. The emergence of new production or CGI technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

Labour Relations

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labour protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Exchange Rates

The returns to the Company from foreign exploitations of its properties are customarily paid in US dollars, GBP and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canadian funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company will hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Risks Related to Television Broadcasting

Applicable Licenses

The DHX Television Business operates under three broadcast licenses issued by the CRTC, which are required to operate the broadcasting undertakings in the DHX Television Business. The Category A license for Family Channel and Disney Junior (English-language) and the Category B license for Disney Junior (French-language) were issued for five years and expire in 2017. The Category B licence for Disney XD was issued for six years and expires in 2015.

All larger, licensed Canadian BDUs must carry channels that hold Category A licenses in the appropriate language market. A loss of a Category A license could have a material adverse effect on the subscriber count and ultimately the revenues of DHX attributable to its television broadcasting activities.

In addition, the CRTC licenses carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of the DHX Television Business. Moreover, in past years, previous owners of the DHX Television Business were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

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Concentration of Customers

The DHX Television Business is dependent on BDU, including cable, DTH, IPTV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of the DHX Television Business' subscriber base is reached through a small number of very significant customers, including Bell, Rogers, Shaw and Videotron. There is always a risk that the loss of an important relationship would have a significant impact on any particular business unit. To mitigate this risk, the DHX Television Business enters into long-term contracts with its customers.

Concurrently with the completion of the acquisition of the DHX Television Business DHX entered into the Bell Network Affiliation Agreement for the carriage of DHX Television Business services, with a term ending December 31, 2018.

Concentration of Suppliers

Nearly all of the DHX Television Business' non-Canadian content is supplied from a single supplier, being Disney. The current agreement with Disney has a term ending in 2015. The negotiation of a new agreement with Disney, the terms upon which a potential agreement is consummated, and the risk that a new agreement cannot be reached with Disney, may result in significant changes to the content available to, and the cost structure of, the DHX Television Business. Should DHX be unable to consummate a new agreement with Disney, there is no assurance that it will be able to replace such content with suitable replacement programming from other studios or independent third party producers.

Regulated Environment and Rights of Shareholders

DHX’s television broadcasting operations are subject to Federal government regulation, including the Broadcasting Act (Canada) (the “Broadcasting Act”). The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licenses, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC's web site at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada's Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC's jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX’s business, financial condition or operating results.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX refer to DHX’s Management Information Circular dated September 3, 2014. DHX’s Common Shares are publicly traded, and as a result, although the Company monitors the level of non-Canadian ownership of Common Shares, there can be no assurance that the level of non-Canadian ownership of such shares will continue to be within the applicable limits. Any failure to comply with such limits could result in the loss of broadcast licenses for the DHX Television Business. DHX is currently in the process, subject to shareholder approval, of reorganizing its share capital structure in order to address this risk concerning Canadian ownership and control of broadcast undertakings. If approved by DHX’s shareholders, the planned share capital reorganization would, among other things, result in the creation of two new classes of shares, Common Voting Shares and Variable Voting Shares. Each outstanding Common Share of DHX which is not owned and controlled by a Canadian for the purposes of the Broadcasting Act would be converted into one Variable Voting Share and each outstanding Common Share which is owned and controlled by a Canadian for the purposes of the Broadcasting Act would be converted into one Common Voting Share. All of the unissued Common Shares would then be cancelled. Additional details concerning this matter can be found in DHX’s Management Information Circular dated September 3, 2014.

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DHX’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses DHX is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological Change (Broadcasting)

With respect to DHX’s television broadcasting business, products issued from new or alternative technologies, may include, among other things: Transactional Video on Demand, Subscription Video on Demand, Personal Video Recorders, Mobile Television, Internet Protocol TV, and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of Over-the-Top content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the "living room". These technologies may increase audience fragmentation, decrease the number of subscribers to the services, reduce the Company's television ratings and have an adverse effect on revenues.

Revenues

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by the DHX Television Business to BDUs for carriage of the individual services. The extent to which the Company's subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services' offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

DHX’s television broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company's existing revenues and inhibit its capacity to grow its subscriber base.

Competition (Broadcasting)

The CRTC issues new licenses for a variety of services on a constant basis. Competitive licenses granted to other licensees increases the competition for viewers, listeners, programming and advertising dollars. The Commission has indicated that it intends to review its policy regarding genre protection for Category A services in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the previous owner of the DHX Television Business launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. The DHX Television Business additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

Quality programming is a key factor driving the success of DHX’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX from renewing supply agreements for specific popular programs or contracts for on-air personalities.

Broadcast Licenses and Goodwill

As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2014, the broadcast licenses and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licenses and / or goodwill value might be impaired. The fair value of broadcast licenses and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX to assess the fair value of its broadcast licenses and goodwill. During an economic downturn, there can be no assurance that DHX’s broadcast licenses and goodwill value would not be adversely affected following changes in such assumptions. DHX monitors the value of its broadcasts licenses and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

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New Business

Television broadcasting is a new business for the Company. Although the Company expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at DHX (including those managers that have transitioned to DHX in connection with the completion of the acquisition), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in the Company’s MD&A about expected future operating results are subject to uncertainties that are due, in part, to DHX’s lack of an operating history. No assurance can be given that DHX will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 24, 2014, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2014, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the three months ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of EBITDA, Adjusted EBITDA, Gross Margin, and Adjusted Operating Activities as measures of performance.

“EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs; and “Adjusted EBITDA” also includes adjustments for other non-recurring charges. Amortization includes amortization of P&E, expense of acquired libraries, and intangible assets. EBITDA and Adjusted EBITDA are not earnings measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes EBITDA and Adjusted EBITDA to be meaningful indicators of our performance that provides useful information to investors regarding our financial condition and results of operation.

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, Gross Margin may not be comparable to similar measures presented by other issuers.

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, changes in restricted cash, and non-recurring charges, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance.

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A reconciliation of historical results to EBITDA and Adjusted EBITDA is presented on the next page.

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Reconciliation of Historical Results to EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as alternatives to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles income (loss) before income taxes, EBITDA and Adjusted EBITDA, and Gross Margin, based on the audited consolidated financial statements for the years ended June 30, 2014 and 2013 of the Company found on www.sedar.com and www.dhxmedia.com. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

			Fiscal	Fiscal
	Q4-2014	Q4-2013	2014	2013
	($000)	($000)	($000)	($000)
Income before income taxes for the period	2,370	1,156	11,936	3,304
Finance expense, net	783	66	2,242	1,948
Realized net loss short term investment	—	(368)	—	(1,419)
Share of loss of associates	—	—	—	172
Amortization[2]	3,195	2,687	14,749	7,481
Write-down of certain investment in film and television programs	794	608	984	608
Development and other expenses	462	266	521	543
Share-based compensation expense[3]	430	366	1,588	957
EBITDA[1]	8,034	4,781	32,020	13,594
Other adjustments[4]	2,158	2,718	5,010	9,840
Adjusted EBITDA[1,3,4]	10,192	7,499	37,030	23,434
Selling, general and administrative, net of share-based compensation expense[3] and other one-time adjustments[4]	8,673	7,411	32,405	25,297
Gross Margin[1]	18,865	14,910	69,435	48,731

1Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

2Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These add backs were as follows: for Q4 2014 $1.54 million and $1.64 million respectively (Q4 2013-$1.29 million and $1.40 million) and Fiscal 2014 $5.91 million and $8.83 million respectively (Fiscal 2013-$4.59 million and $2.90 million respectively).

3Share-based compensation for three and twelve months ending June 30, 2014 was $0.43 million and $1.59 million respectively (June 30, 2013-$0.37 million and $0.96 million), and includes a one-time adjustment of nil and nil (June 30, 2013-nil and $0.39 million) for the fair value of the conditional warrants granted for the Cookie Jar acquisition to consultants of the Company and has been included in other non-recurring adjustments in note 4.

4Non-recurring adjustments noted herein relating to the Ragdoll, Epitome, and Family Channel acquisitions for Q4 2014 consisting of $1.17 million of acquisition costs (Fiscal 2014-$3.26 million) (Q4 2013-$0.41 million reallocation and Fiscal 2013-$1.31 million for Cookie Jar acquisition costs), $0.30 million for severance costs (Fiscal 2014-$0.30 million) (Q4 2013-$2.12 million and Fiscal 2013-$5.63 million), $0.39 million (Fiscal 2014-$1.16 million) related to non-recurring write offs (Q4 2013-$1.01 million and Fiscal 2013-$2.51 million), $0.29 million for lease breakage costs (Fiscal 2014-$0.29 million) (Q4 2013-nil and Fiscal 2013-nil) and no amounts for warrant expense (Q4 2013-nil and Fiscal 2013-$0.39 million) have been added back to get to Adjusted EBITDA as Management believes Adjusted EBITDA to be a more meaningful indicator of operating performance.

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DHX MEDIA LTD.

Fiscal 2014

Supplemental Information

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1. Summary of securities issued and options and warrants granted during the year ended June 30, 2014 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a. Summary of securities issued

	Number of Common Shares	Value $

Balance at June 30, 2013	102,465,046	151,275

Shares issued as part of employee share purchase plan	17,655	76
Options exercised	2,171,250	2,945
Shares issued under dividend reinvestment plan	22,941	122
Warrants exercised	1,000,000	1,175
Shares issued for cash consideration, net of tax effected costs	11,183,750	37,495
Shares issued for the acquisition of Epitome	2,915,263	14,139

Balance at June 30, 2014	119,775,905	207,227

b. Summary of options and warrants

		Weighted-average
Options	Number of Options	exercise price

Balance at June 30, 2013	5,726,250	$1.22
Options granted to employees	695,000	$3.60
Options exercised	(2,171,250)	$0.91
Options granted to an Officer-Stephen DeNure	250,000	$4.07
Options granted to a Director-Rob Sobey	100,000	$4.07
Options granted to a Director-J. William Ritchie	100,000	$4.07
Options granted to a Director-Sir Graham Day	100,000	$4.07
Options granted to a Director-Don Wright	100,000	$4.07
Options forfeited	(112,500)	$0.87
Balance at June 30, 2014	4,787,500	$2.14

Subsequent to June 30, 2014, 153,750 options were exercised by an employee and directors to acquire common shares for proceeds of $144, and the Company granted 1,375,000 options to officers and employees to acquire common shares at an exercise price of $7.13 per share, expiring five years from the date of grant.

		Weighted-average
Warrants	Number of Warrants	exercise price

Balance at June 30, 2013	1,000,000	$0.78
Warrants exercised	(1,000,000)	0.78
Balance at June 30, 2014	—	$—

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c. Summary of securities as at the end of the reporting period

i.	Authorized share capital

Unlimited common shares without nominal or par value;

100,000,000 preferred variable voting shares, redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting.

ii.	Shares outstanding and recorded value

119,775,905 common shares at a recorded value of $207,227;

100,000,000 preferred variable voting shares at a recorded value of nil.

iii.	Description of options and warrants

See note 13(f) and 13(g) of the audited consolidated financial statements for the year ended June 30, 2014.

2.	Directors and officers as at June 30, 2014

Directors
David Colville	Director
Sir Graham Day (1) (2) (3) (4)	Lead Director of DHX, Chair of Governance Committee
Michael Donovan (1)	Director
Michael Hirsh	Executive Chairman, Director
Geoffrey Machum, QC	Director
J. William Ritchie (2) (3) (4)	Director
Robert Sobey (3)	Director, Chair of the Compensation Committee
Donald Wright (2) (3) (4)	Director, Chair of Audit Committee

Officers
Michael Donovan	CEO
Dana Landry	CFO
Michael Hirsh	Executive Chairman
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development & Investor Relations

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Governance Committee

3.	Change in officers as of July 31, 2014, in conjunction with the Family Channel Acquisition

Michael Donovan	Executive Chairman, Director
Michael Hirsch	Vice Chairman, Director
Dana Landry	CEO
Keith Abriel	CFO

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